Triton International Limited

100 Manhattanville Road

Purchase, New York 10577

January 8, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Triton International Limited

Registration Statement on Form F-3

Filed November 26, 2024

File No. 333-283474

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Triton International Limited (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-283474) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 10, 2025 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to John P. Berkery of Mayer Brown LLP at (212) 506-2552 and that such effectiveness also be confirmed in writing.

Very truly yours,

Triton International Limited

By:	/s/ Carla Heiss
Carla Heiss
Senior Vice President, General Counsel and Secretary

cc:	John P. Berkery, Mayer Brown LLP